SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                             ENVIROKARE TECH, INC.,
                              A Nevada corporation
             (Exact name of registrant as specified in its charter)

             NEVADA                                       880412549
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)


      2470 Chandler, Suite 5, Las Vegas, Nevada                 89120
(Address of registrant's principal executive offices)        (Zip Code)

                                  702.262.1999
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

     Title of each class                         Name of Each Exchange on which
     to be so registered:                        each class is to be registered:

          None                                   None

Securities to be registered under Section 12(g) of the Act:

     Common Stock, Par Value $.001
           (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 60
                      Exhibit Index is specified on Page 13

                             Envirokare Tech, Inc.,
                              A Nevada corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                               Page
-----------------------                                               ----

1.        Description of Business                                       3

2.        Management's Discussion and Analysis of Financial
          Condition and Results of Operations                           6

3.        Description of Property                                       8

4.        Security Ownership of Certain Beneficial Owners
          and Management                                                8

5.        Directors, Executive Officers, Promoters and
          Control Persons                                               9

6.        Executive Compensation - Remuneration of Directors
          and Officers                                                 10

7.        Certain Relationships and Related Transactions               10

8.        Legal Proceedings                                            11

9.        Market for Common Equity and Related Shareholder
          Matters                                                      11

10.       Recent Sales of Unregistered Securities                      11

11.       Description of Securities                                    12

12.       Indemnification of Officers and Directors                    12

13.       Financial Statements                                         13

14.       Changes in and Disagreements with Accountants                13

15.       Financial Statements and Exhibits

15(a)     Index to Financial Statements                                13
          Financial Statements                                  F-1 through F-9

15(b)     Index to Exhibits                                            13
          Exhibits                                              E-1 through E-38

          Signatures                                                   15

Item 1.  Description of Business.

     Development  of  the  Company.   Envirokare  Tech,  Inc.,  ("Company")  was
incorporated under the laws of the State of Nevada on June 15, 1998. The executive offices of the Company are located at 2470 Chandler, Suite 5, Las Vegas, Nevada 89120. The Pallet recycling plant is currently located at #4 Kebet Way, Port Coquitlam, British Columbia, Canada. The Company's telephone number in Nevada is 702.262.1999. The Company's phone number in Canada is 604.942.2201.

     Business of the Company. The Company was originally incorporated for the purposes of researching and developing techniques for effective environmental waste management. Although remaining interested in the waste management field, the Company has nonetheless directed its attention and assets to acquiring existing technology to allow the Company to enter into the pallet manufacturing business.

     On or about December 15, 1998, the Company purchased certain assets, including, but not limited to, all of the equipment, rubber molds technology and the rights to a pending patent for the development of a pallet made of recycled materials from Real Morel, a businessman operating International Pallet Control Systems Inc., a private Canadian company ("International Pallet") and The Pallet Company, a private Canadian company (the "Pallet Company"). Mr. Morel has accepted a position with the Company as a consultant to provide knowledge and expertise for the development of the Company's anticipated pallet manufacturing activities.

     In or about 1996, the Pallet Company began researching and testing the materials necessary to manufacture a rubber pallet (the "Pallet"). After more than two years of research, the Pallet Company developed molded rubber technology that creates a molded pallet by mixing granulated rubber from recycled tires (commonly, referred to as "crumb rubber") with recycled plastics. The Company believes that the finished product will meet the requirements of most pallet users. Currently, more than forty prototypes of the Pallet are being field tested. The Pallet Company has enlisted the services of a press and mold manufacturer to supply the appropriate facilities to manufacture the Pallet.

     The Pallet is produced by using recycled products. The manufacture of the Pallet begins with the removal of tires from landfills and includes the eventual recycling of used Pallets, significantly reducing the need to send old Pallets to landfills. The Pallet is currently manufactured in three main designs: (i) the "Journeyman", a one piece pallet produced in a standard pallet size of 48 inches by 40 inches; (ii) the "Nomad V", also manufactured in one lightweight piece; and (iii) the "Roamer", designed to be dissembled after use to promote the economical use of space. All of the Pallets are molded from strong, elastic heated crumb rubber. The simplest Pallet is molded as a single piece. The other models are assembled using U-bolts or bonded rubber plugs from a minimum number of molded parts. The one-piece versions of the Pallet emphasize durability, while the multi-piece models are lighter and more versatile.

     The Company believes that the rubber Pallet has advantages over traditional wood pallets. The Pallet is designed to resist damage, has a non-slip surface, convenient hand-holds and is designed to handle large loads when evenly loaded. Moreover, the Company anticipates that it will be able to produce, and sell, the Pallet at a lower price than plastic or metal pallets. The Pallet is designed to have a standard 48-inch by 40-inch surface, similar in shape and size to the conventional wood and plastic pallets. The main advantage of the Pallet is that it is constructed primarily from used tires, a resource that was, until recently, considered merely another pollution problem. Moreover, when a Pallet finally wears out, it can be recycled into a new Pallet.

     In the event any domestic or foreign regulatory agency requires approval and testing of the Pallet prior to its commercial exploitation, the Company cannot provide any assurance that testing procedures will be successfully completed or, if completed, such tests will demonstrate that the Pallet meets the required guidelines. There can also be no assurance that any required governmental approvals will be obtained. Accordingly, there can be no assurance that the Company will be able to market the Pallet in the United States or any foreign country. The same is true for any other products that the Company may develop. Any failure by the Company or its collaborators or licensees to obtain any required regulatory approvals or licenses would adversely affect the ability of the Company to market its products and would have a significant adverse affect on the Company's revenues.

     Employees. The Company currently has no employees. The Company has also entered into a consulting agreement with Mr. Morel pursuant to which Mr. Morel has agreed to provide month to month consulting services to the Company. Management of the Company anticipates using consultants for business, accounting and engineering services on an as-needed basis.

     Competition. The Company currently faces significant competition with respect to the Pallet, and this competition may increase as new competitors enter the market. Competition consists mainly of small, single-location pallet companies with limited resources; however, there are several large pallet manufacturing and distribution companies. Many of the current pallet manufacturers produce either wooden or plastic pallets. Several of these manufacturers have longer operating histories and greater financial, marketing and other resources than the Company. With respect to all of the Company's products, there can be no assurance that the Company will be able to compete successfully with existing or new entrant companies. In addition, new product introductions or enhancements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competition could also result in intensified price-based competition resulting in lower prices and profit margins. Such increased competition could result in lower prices and profit margins could adversely affect the Company's business and results of operations.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute its products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The strategy of the Company for growth may be substantially dependent upon its ability to expand into new markets. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to continually enhance and improve its products and/or manufacturing methods. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources. The Company might be required to refine and improve its products. Continued refinement and improvement efforts remain subject to the risks inherent in product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs.

     Compliance with Environmental Laws. The Company has not been materially impacted by existing government regulation, as the Company is not presently manufacturing any products. The Company recognizes, however, that its products and business may be significantly influenced by constantly changing environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. While the Company anticipates taking significant steps to comply with all applicable environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in civil or criminal enforcement actions or private actions that could have a materially adverse effect on the Company. The Company's costs in complying with environmental laws to date have been negligible.

     Manufacturing processes requiring the use of rubber sometimes require the use of hazardous solvents in those production processes and result in the disposal of waste products, such as used solvents. Such manufacturing processes could subject the Company to Canadian laws and United States federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Pursuant to such laws, a lessee or owner of real property may be liable for, among other things,
(i) the costs of removal or remediation of certain hazardous or toxic substances located on, in or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knows of, or was responsible for, the presence of such hazardous or toxic substances. While the Company's operations, to the best of its knowledge, are in full compliance with all existing laws and regulations, environmental legislation and regulations have changed rapidly in recent years, and the Company cannot predict what, if any, impact future changes in such legislation may have on the Company's liability for past actions that were lawful at the time taken. As in the case with manufacturing companies in general, if damage to persons or the environment has been caused, or is in the future caused, by the Company's use of hazardous solvents or by other hazardous substances located at the Company's facilities, the Company may be fined or held liable for the cost of remedying such damage. The levying of such fines or the imposition of liability may have a material adverse effect on the Company's business, financial condition and results of operations. Further, changes in environmental regulations in the future may require the Company to make significant capital expenditures to change methods of disposal of hazardous solvents or otherwise alter aspects of its operations.

     The Company's management believes that no toxic or hazardous materials will be byproducts of the manufacturing processes of the Pallet; accordingly, management of the Company believes that the Company will not have material expenditures related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable federal, state and local environmental laws, rules and regulations. In the future, the Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of toxic materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. The Company cannot estimate the potential costs of complying with local, state, and federal environmental laws.

     Reports to Security Holders. The Company will become a reporting issuer with the Securities and Exchange Commission ("SEC") when this Form 10-SB is effective and will be obligated to provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Pallets are base components for most packaging which allows goods to be transported or warehoused economically by providing a foundation which enables the use of forklifts and vertical storage. Most commonly associated with a four-foot square wood platform, pallets are also engineered from other materials and in varying dimensions. Pallets are key factors in worldwide retail and industrial distribution. The pallet industry is considered part of the overall transportation packaging industry and is critical to global commerce. Almost every item manufactured or processed is shipped or stored on pallets as it is packaged for distribution. The pallet industry in North America has grown into a billion dollar business. The industry is characterized by many small, localized, and/or specialized companies that usually have an operational radius of less than 100 miles, none of which individually has any appreciable market impact. The primary industry users of pallets are those that deal in (i) food and beverages; (ii) paper and fiber; (iii) steel and metal; (iv) automotive; (v) chemicals and fluid; and (vi) printing.

     The Company is negotiating with an international press and mold manufacturer to supply the appropriate mold for the Company's production facility. The Company anticipates that its new molded-rubber technology may capture a small but significant portion of the North American pallet market during the next few years. The Company believes that there is an increasing demand for alternate material pallets.

     The storage of used tires has become an ever-growing problem. Some governments have instituted programs to encourage the use of used tire rubber. One such jurisdiction is the province of British Columbia, Canada which offers grants to companies that find uses for used tires. Millions of scrap tires are being recycled annually in Canada. Only two Canadian provinces, Ontario and Newfoundland, do not have stewardship programs for scrap tires. Various jurisdictions are also enacting laws aimed at addressing the problem of waste tire storage. California has fines anywhere from $500 to $10,000 per day for each violation of its tire storage laws, including imprisonment in some circumstances. California, as other jurisdictions, supplements the cost of storing used tires by charging consumers a $.25 per tire fee. Moreover, Arizona passed a bill in early 1998 that provides incentives for tire recycling. Oklahoma and Colorado have also passed similar laws. In total, 48 states have laws regarding scrap tire management. The Company believes that the environment is appropriate for profitable rubber recycling.

     The Company anticipates that its manufacturing processes will produce significant amounts of crumb rubber, differing in grade and price per pound. The Company anticipates that the crumb rubber not used to manufacture the Pallet will be sold as crumb rubber. The major producers of crumb rubber in the United States are Baker Rubber, EnviroTire, Rouse Rubber and Recovery Technologies. The Company anticipates that with the cost of rubber increasing during the past five years, the demand for crumb rubber will increase. Crumb rubber is currently used for the construction of athletic fields, roadfill, landfill, filler in new tires, engineering applications and agricultural applications. The Company anticipates that new and innovative uses for the worlds excess of discarded tires will continue to be developed.

     The Company recognizes that there are certain risks beyond its control that may have a material effect on the Company's business. Some of the possible risks are (i) the price of natural and synthetic rubber will decline to crumb rubber levels, thereby eliminating the need for crumb rubber; (ii) government legislation prohibiting the use of crumb rubber in all products; (iii) market resistance to recycled materials; (iv) introduction of new, more sophisticated, methods of tire recycling equipment rendering the Company's system obsolete; and (v) many more tire recycling companies entering the market lowering the price of crumb rubber and eliminating tipping fees.

     Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software programs use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant computer systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company anticipates completing a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company has determined that, with modifications to existing software and conversions to new computer systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has determined that, at this time, none of the Company's production processes or technology systems are computer controlled. However, the Company does recognize that its manufacturing processes will eventually be, either partially or completely, controlled by computers. The Company anticipates that the computer processes it utilizes will be Y2K compliant. The Company anticipates the initiation of formal communications with a number of its prospective suppliers to determine the extent to which the Company's computer systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with prospective customers in 1999. There is no guarantee that the systems of other companies on which the Company's computer systems rely will be timely converted and will not have an adverse effect on the Company's computer systems.

     Liquidity and Capital Resources. As a point of clarification, as used in this Registration Statement the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration Statement the term "CDN$" means and refers to the currency of Canada, in Canadian dollars. At December 31, 1998, the Company had cash on hand of $2,388.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing and Marketing the Company's Products. The Company anticipates that it will obtain a majority of the resources necessary for the manufacture of the Pallet from tire dumps. The Company believes that the manufacturing process will consume four tires per Pallet.

     Initially, the Company will focus on establishing a market niche for the Pallet. Until the demand for the Pallet meets the Company's production of crumb rubber, the Company anticipates that it will sell the excess crumb rubber to various manufacturers in need of such a product. The Company hopes that within

4 years it will be producing 1.25 million pallets a year, with an initial focus on distribution in western North America, eventually expanding into the central and eastern regions.

     The Company anticipates that it will initially target industries which traditionally use pallets to transport their products, such as (i) brick; (ii) stone; (iii) beverage; (iv) automotive; and (v) construction. Initial marketing efforts will be concentrated in (i) public demonstration samples sent to large users; (ii) trade shows and testimonials of actual customers; (iii) promotion with environmental and recycling groups; (iv) press releases; and (v) extensive research and development for other applications.

     Proposed Production Facilities. The majority of the Company's manufacturing activities will be completed on site by the use of removable prefabricated crumb rubber and pallet molding plants; thereby conserving the fuel usually expended moving the resources from one place to another.

Item 3. Description of Property

     Property held by the Company. As of the date specified in the following table, the Company held the following property with the following values:

============================================================

          Property                        December 31, 1998
------------------------------------------------------------

Furniture and fixtures                    $ 1,014
------------------------------------------------------------

Office Equipment                          $ 2,645
------------------------------------------------------------

Cash                                      $ 2,388
------------------------------------------------------------


Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. There are no persons or entities who are currently beneficial owners of 5% or more of the Company's issued and outstanding common stock:

     (b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 185,000 shares of the Company's common stock, or approximately 3.7% of the issued and outstanding shares, as set forth on the following table:

Title of Class    Name and Address            Number of shares        Percent of
--------------    of Beneficial Owner         and Nature of           Class
                  -------------------         Beneficial Owner        ----------
                                              ----------------

Common Stock      Jeannie M. Runnalls         105,000 shares              2.1%
                  1309 Una Way
                  Port Coquitlam              Vice President
                  B.C., Canada V3C2V1         Director

Common Stock      Richard Lee Dalon           25,000 shares                .5%
                  310 Village Bay Road
                  Mayne Island
                  British Columbia, Canada    Chief Financial Officer
                  V0N2J0                      Director

Common Stock      Charles W. Thomas           55,000 shares               1.1%
                  1160 Forum Veneto Drive
                  Henderson, Nevada           President, Secretary
                  89102                       Treasurer, Director

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:

================================================================================

     Name                Age                      Position
--------------------------------------------------------------------------------

Charles W. Thomas         66        President, Secretary, Treasurer and Director
--------------------------------------------------------------------------------

Richard L. Dalon          59        Chief Financial Officer and Director
--------------------------------------------------------------------------------

Jeannie M. Runnalls       50        Vice President and Director
================================================================================


     Charles W. Thomas was the president of Say Yes Foods, Inc. from January 1997 through October 1998, and the secretary of that corporation from February, 1996 through January, 1997. He served as president of Exec-U-Forms from 1984 to 1986 and vice president of that company from May 1986 to December 1994. Mr. Thomas was the owner and operator of Thomas Service from 1961 through 1983 and the president and administrator of E.U.F. Investments from 1989 through 1994. He is currently the president, secretary, treasurer, and a director of the Company.

     Richard L. Dalon served as principal of RLD & Associates from 1994 through 1999. He served as president of MRC of the North Shore Ltd. from 1994 through 1996. From 1992 through 1994 he served as chief executive officer of the Legal Services Society of British Columbia. Mr. Dalon was deputy minister of the Government of British Columbia Ministry of Environment from 1988 through 1991. He served as director general of the Federal Government of Canada Department of Indian and Northern Affairs from 1986 through 1988. From 1985 through 1986 he served as assistant deputy minister of the Government of Alberta Department of Adult Education. Mr. Dalon served as executive director of the Government of Alberta Department of Intergovernment Affairs from 1974 through 1985. In 1968 Mr. Dalon obtained a Bachelor of Arts in Philosophy from Wilkes College. He obtained a Masters Degree in Philosophy from the University of Alberta in 1970. In 1974, Mr. Dalon also obtained an Advanced Management Certificate from the Banff School of Advanced Management. He is currently the chief financial officer and a director of the Company.

     Jeannie M. Runnalls served as general manager and owner of Taumus Enterprises, Cave Supper Club Ltd., and International Artists from October 1977 through November 1993. From November 1993 to August 1997, she served as general manager of operations at the Pallet Factory. From August 1997 through March 1999, she was owner and operator of Pallet Control Systems. In 1967, Ms.
Runnalls studied business at the Vancouver Vocational Institute. She was appointed Vice President of Administration of the Company in March 1999.

     None of the persons specified above share any familial relationship. Other than the persons specified above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company.
All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Thomas, Mr. Dalon or Ms. Runnalls from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business, or of theft or of any felony, nor are Mr. Thomas, Mr. Dalon or Ms. Runnalls the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

================================================================================

Name of individual or              Capacities in which              Aggregate
Identity of Group                Remuneration was received          Remuneration
--------------------------------------------------------------------------------
All Executive Officers           None                               None
================================================================================

     None of the executive officers or directors of the Company, including the Chief Executive Officer, currently earn either compensation or remuneration from the Company for services provided in their official capacities. However, when Richard Dalon was appointed Chief Financial Officer, it was with the understanding that he would, at some point, receive compensation for his services as Chief Financial Officer of the Company. The Company and Mr. Dalon have yet to finalize the details of such compensation.

Item  7. Certain Relationships and Related Transactions

     Transactions with Promoters. There were no transactions with promoters.

     Related Party Transactions. As specified above, on or about December 15, 1998, the Company purchased certain assets, including, but not limited to, all of the equipment, rubber molds technology and the rights to a pending patent for the development of a pallet made of recycled materials from Real Morel of International Pallet and The Pallet Company. The Company's obligation to Mr. Morel is evidenced by a series of unsecured notes payable in favor of Real Morel totaling CDN$61,965, with interest accruing at 10% per annum. At the time of the transaction, Mr. Morel operated both International Pallet and the Pallet Company. At the time of the transaction, Jeannie Runnalls, current vice president and a director of the Company, was the office manager of International Pallet.

     On November 1, 1998, the Company entered into a management services agreement with Madelyn Thomas. According to the terms of that agreement, Mrs. Thomas is to receive $5,000 per month for the term of the contract which by its own terms will terminate on October 31, 1999. The consulting agreement also provides for indemnification against any and all liability for services rendered to the Company as a consultant, as well as providing for reimbursement of all expenses incurred on the Company's behalf, with a right of approval by the Company's Board of Directors for any amount exceeding $5,000. The consulting agreement states that it may be terminated upon thirty (30) days written notice by either party. At the time the consulting agreement was entered into, Mrs. Thomas's husband, Charles W. Thomas, was the president, secretary, treasurer and a director of the Company.

Item 8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item 9. Market for Common Equity and Related Stockholder Matters

     There is currently no market for the Company's common stock, although the Company anticipates applying to participate in the OTC Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc.

     On February 22, 1999, the Company effected a reverse stock split of one share of common stock for every two shares held, reducing the Company's issued and outstanding common stock from 10,000,000 to 5,000,000 shares.

     As of April 21, 1999, there were approximately 96 holders of the Company's common stock. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item 10. Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about June 16, 1998, the Company sold 10,000,000 shares of its $0.001 par value common stock for $0.001 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company realized proceeds of $10,000. The proceeds of the offering were used to pay for organizational fees and provide working capital.

     On or about March 15, 1999, the Company sold 76,540 shares of its $0.001 par value common stock for $.50 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Act specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company realized proceeds of $38,270. The proceeds of the offering were used to pay for organizational fees and provide working capital.

Item 11. Description of Securities

     The Company is authorized to issue 200,000,000 shares of common stock, with a stated par value of $.001, each share of common stock having equal rights and preferences, including voting privileges. As of April 21, 1999, 5,076,540 shares of the Company's common stock were issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item 12. Indemnification of Directors and Officers

     Currently, there are no provisions in either the Company's Articles of Incorporation or the Company's Bylaws which provide for the indemnification of officers and directors from personal liability to the Company or any of its stockholders for monetary damage for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity. The Company anticipates that it will amend the Company's Articles of Incorporation in order to provide for such indemnification. Notwithstanding the foregoing, a person who would be benefitted by the anticipated amendments to the Company's Articles of Incorporation shall still be liable to the extent provided by applicable law for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

     The Company anticipates that it will enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company agrees to indemnify each such director and executive officer for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such director and officer in connection with any criminal or civil action brought or threatened against such director or officer by reason of such person being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such officer or director believed to be in the best interests of the Company and, with respect to criminal actions, the officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements

     Copies  of the  Company's  Financial  Statements  specified  in  Regulation
228.310 (Item 310) are filed with this Registration  Statement,  Form 10-SB (see
Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a)  Index to Financial Statements.                              Page


Independent Auditor's Report                                     F-1

Balance Sheets as of December 31, 1998                           F-2

Statement of Operations as of December 31, 1998                  F-3

Statement of Shareholders' Equity
for the period ending December 31, 1998                          F-4

Statement of Cash Flows for the period ending December 31, 1998  F-5

Notes to Financial Statements                                    F-6 through F-9

(b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                              Page
-----------------                                              ----

1                  Corporate Charter of                        E-1
                   Envirokare Tech, Inc.
                   (Charter Document)

2                  Articles of Incorporation of                E-2 through E-4
                   Envirokare Tech, Inc.

3                  Bylaws of Envirokare Tech, Inc.             E-5 through E-16
                   (Instrument defining
                   the rights of Security holders)

4                  Assignment of Assets Agreement Between      E-17 through E-29
                   the Company and Real Morel

5                  Promissory Notes Executed by the            E-30 through E-34
                   Company in Favor of Real Morel

6                  Management Services Agreement               E-35 through E-36
                   Between the Company and Susan Westfall

7                  Management Services Agreement               E-37 through E-38
                   Between the Company and Madelyn Thomas

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, Nevada, on May 12, 1999.


                                        Envirokare Tech, Inc.,
                                        a Nevada corporation

                                        By:  /s/ Charles W. Thomas
                                             -----------------------------
                                             Charles W. Thomas
                                        Its: President

[LOGO]                       Williams & Webster, P.S.
                          CERTIFIED PUBLIC ACCOUNTANTS
       Seafirst Financial Center 601 W. Riverside, Suite 1970 Spokane, WA
                                   99201-0611
                   Phone: (509) 838-5111 * Fax: (509) 624-5001


Board of Directors
Envirokare Tech, Inc.
2470 Chandler, Suite 5
Las Vegas, Nevada 89120

                          Independent Auditor's Report

We have audited the accompanying balance sheet of Envirokare Tech, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from June 15, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envirokare Tech, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from June 15, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on June 15, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. Management's plans regarding those matters also are described in Note 2. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.
Spokane, Washington
February 26, 1999

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998




ASSETS
      CURRENT ASSETS
           Cash                                                        $  2,388
           Prepaid expenses                                                 730
                                                                       --------
              TOTAL CURRENT ASSETS                                        3,118
                                                                       --------
      PROPERTY AND EQUIPMENT
           Furniture and fixtures                                         1,014
           Office equipment                                               2,645
                Less accumulated depreciation                              (149)
                                                                       --------
                TOTAL PROPERTY AND EQUIPMENT                              3,510
                                                                       --------
      OTHER ASSETS
          Organizational costs, net of $865 amortization                  7,782
          Patent costs                                                   33,330
                                                                       --------
             TOTAL OTHER ASSETS                                          41,112
                                                                       --------
          TOTAL ASSETS                                                 $ 47,740
                                                                       ========


LIABILITIES & STOCKHOLDERS' EQUITY
     CURRENT LIABILITIES
          Note payable -  short term                                   $ 61,965
          Accrued interest                                                  573
          Reimbursement due                                               1,847
                                                                       --------
             TOTAL CURRENT LIABILITIES                                   64,385
                                                                       --------
      COMMITMENTS AND CONTINGENCIES                                         --
                                                                       --------

      STOCKHOLDERS' EQUITY
           Common stock, 200,000,000 shares authorized,
                $.001 par value; 10,000,000 shares issued and
                outstanding                                              10,000
          Accumulated deficit during developmental stage                (26,645)
                                                                       --------
          TOTAL STOCKHOLDERS' EQUITY                                    (16,645)
                                                                       --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 47,740
                                                                       ========


   The accompanying notes are an integral part of these financial statements.
                                        2

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                     For the Period Ended December 31, 1998


REVENUES                                                           $       --
                                                                   ------------

EXPENSES
     Interest -  notes payable                                              573
     Office                                                                 876
     Rent                                                                 2,920
     Telephone and utilities                                              1,992
     Transfer agent fees                                                  1,353
     Travel and hotel                                                     1,081
     Meals and entertainment                                                136
     Depreciation and amortization                                        1,014
     Consulting fees                                                     16,700
                                                                   ------------
        TOTAL EXPENSES                                                   26,645
                                                                   ------------
NET LOSS FROM OPERATIONS                                                (26,645)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                      --
                                                                   ------------
ACCUMULATED DEFICIT, ENDING BALANCE                                $    (26,645)
                                                                   ============
   NET LOSS PER COMMON SHARE                                       $        nil
                                                                   ============

      WEIGHTED AVERAGE NUMBER OF
           COMMON STOCK SHARES OUTSTANDING                           10,000,000
                                                                   ============



   The accompanying notes are an integral part of these financial statements.
                                        3

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                     For the Period Ended December 31, 1998

                                                  Common Stock
                                             -------------------------                      Total
                                               Number                     Accumulated    Stockholders'
                                             of Shares       Amount         Deficit         Equity
                                             ----------    -----------    -----------    -------------
Issuance of common stock in June, 1998:
     For cash at $.0Ol per share             10,000,000    $    10,000    $      --      $    10,000

Loss for period ending, December 31, 1998                                     (26,645)       (26,645)
                                             ----------    -----------    -----------    -----------

Balance
     December 31, 1998                       10,000,000    $    10,000    $   (26,645)   $   (16,645)
                                             ==========    ===========    ===========    ===========





   The accompanying notes are an integral part of these financial statements.
                                        4

                              ENVIROKARE TECH, INC.
                             STATEMENT OF CASH FLOWS
                     For the Period Ended December 31, 1998




Cash flows from operating activities:
     Net loss                                                          $(26,645)
     Adjustments to reconcile net loss
        to net cash used by operating activities:
     Depreciation and amortization                                        1,014
     Increase in prepaid expenses                                          (730)
     Increase in accrued interest                                           573
     Expenses paid by note payable                                        2,870
                                                                       --------
     Net cash used by operating activities                              (22,918)
                                                                       --------

Cash flows from investing activities:
     Equipment                                                           (1,047)
     Organizational costs                                                (8,647)
                                                                       --------
     Net cash used in investing activities                               (9,694)

Cash flows from financing activities:
     Proceeds from sale of Common Stock                                  10,000
     Proceeds from issuance of notes payable                             25,000
                                                                       --------
     Net cash provided by financing activities                           35,000
                                                                       --------
Increase in cash                                                          2,388
                                                                       --------
Cash, beginning of period                                                  --
                                                                       --------
Cash, end of period                                                    $  2,388
                                                                       ========
     Interest paid                                                         --
                                                                       ========
      Income taxes paid                                                    --
                                                                       ========

NON-CASH TRANSACTIONS
     Note issued for purchase of property, equipment
        and operating expenses                                         $  3,635
     Note issued for pending patent                                    $ 33,330



   The accompanying notes are an integral part of these financial statements.
                                        5

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Envirokare Tech, Inc., (hereinafter "the Company"), was incorporated in June 1998 under the laws of the State of Nevada. In December 1998, the Company acquired the property, assets and undertakings of a business manufacturing and developing a rubber mold technology and rights to a pending patent for the development of a pallet made of recycled materials. The Company is currently developing marketing and manufacturing plans for the products acquired. The Company maintains an office in Las Vegas, Nevada.

The Company is in the development stage, and as of December 31, 1998 had not realized any significant revenues from its planned operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Envirokare Tech, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998. It is primarily engaged in acquisition of a rubber mold technology and rights to a pending patent for the development of pallets made of recycled materials.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $26,645 for 1998. At December 31, 1998, current liabilities exceed current assets by $61,267. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company is currently reviewing its options to raise substantial equity capital. Management is reviewing their options and will adopt a plan in 1999.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998, the Company had net operating loss of approximately $26,645. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.


                                        7

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998

NOTE 3- PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation are five and seven years. The following is a summary of property, equipment and accumulated depreciation.

                                                                  Accumulated
                                         Cost                     Depreciation
Furniture and Fixtures                 $1,014                          $ 50
Office Equipment                        2,645                            99
                                       ------                          ----
                                       $3,659                          $149
                                       ======                          ====

NOTE 4 - INTANGIBLE ASSETS

During the period ended December 31, 1998, Envirokare, Tech, Inc. incurred organization costs of $8,647. These organization costs are being amortized over the useful life of sixty months beginning July 1, 1998. During the period ending December 31, 1998, $865 was recorded as amortization of organization costs. The patent pending was acquired in December 1998 from Real Morel, a board member of the Company, and his affiliated companies of International Pallet Control Systems Inc. and The Pallet Company. The patent cost is not being amortized, since the final patent has yet to be issued. Amortization will begin when the final patent is granted. If the Company does not obtain the patent, these costs of acquiring the patent rights from its originator will be charged to operations.

NOTE 5 - DETAILS OF SHORT-TERM DEBT

Short-term notes payable at December 31, 1998 of $61,965 consist of unsecured notes bearing no interest from a related party (See Notes 4 and 7).

NOTE 6 - COMMON STOCK

Upon incorporation, 10,000,000 shares of common stock were sold at $.00l per share under Regulation D, Rule 504. At year's end, the stock was held by 30 shareholders, none of whom held in excess of ten percent of the stock. On February 22, 1999, the Company completed a reversed stock split of one share of common stock for every two shares held, reducing the Company's outstanding common stock to 5,000,000 shares.


                                       8

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998

NOTE 7- RELATED PARTIES

Madelyn Thomas, who received $10,000 in consulting fees under the terms of an ongoing contract (described in Note 8) is the wife of the president of the Company, Charles W. Thomas.

Real Morel, a member of the Board of Directors, is the developer of the rubber technology currently seeking patent rights (See Note 4) and is the holder of the notes payable described in Note 5.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company entered into consulting contracts with Susan Westfall and Madelyn Thomas on November 1, 1998 for the purpose of establishing corporate offices on behalf of the Company. The terms of Ms. Westfall's contract specify that she will receive $2,500 per month for the term of the contract, which commences November 1, 1998 and terminates April 30, 1999. The terms of Mrs. Thomas's contract specify that she will receive $5,000 per month for the term of the contract, which commences November 1, 1998 and terminates October 31, 1999. Both contracts provide indemnification against any and all liability and provide for reimbursement of expenses up to a specified amount. They may be terminated upon thirty days written notice by either party.

The Company entered into a lease for office space for the period of thirty six months beginning October 1, 1998. Monthly payments for the initial year of the lease are $730 per month, including $40 for utilities. In compliance with the terms of the lease, the Company has purchased comprehensive public liability insurance. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:

                       1999                         $8,862
                       2000                         $9,276
                       2001                         $7,200


                                       9

                                       F-9